HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Svenska Handelsbanken AB)

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue - 17 Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Richard Sobel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Handelsbanken Markets Securities, Inc. _____ of _____ December 31 __, 20 20 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____
Signature

_____
FinOp / CFO
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2022_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
  Handelsbanken Markets Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 23, 2021



HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	7,964,151
Fees receivable		348,258
Property and equipment, net		55,863
Due from Parent		50,882
Other assets		39,577
	$	8,458,731

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to affiliates	$	223,533
Deferred bonus		50,600
Accounts payable and accrued expenses		309,149
Liabilities subordinated to claims of general creditors		2,000,000
Total liabilities		2,583,282

Stockholder's Equity

Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	18,099,990
Accumulated deficit	(12,224,551)
Total stockholder's equity	5,875,449
$	8,458,731

See accompanying notes to financial statement

2

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly-owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executed and cleared all of these foreign trades through the Parent and affiliates which are settled on a delivery versus payment basis. Effective August 1, 2019, the Parent and Company entered into a cost plus agreement where the Company is compensated 110% of its operating expenses in lieu of commissions.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers its holdings in bank money market accounts to be cash equivalents.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, if any.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening stockholder's equity. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2020.

Fair Value of Financial Instruments

At December 31, 2020, the carrying value of the Company's financial instruments, fees receivable, due from Parent, due to broker and dealers, due to affiliates approximate their fair values due to the nature of their short term maturities.

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-Line
Computer equipment	5 years	Straight-line

Deferred Bonus

The Company typically defers 40% of the current year bonus pool for three years. The deferred bonus is paid in March of the subsequent year, with the year's current bonus payout.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Liabilities subordinated to claims of general creditors

At December 31, 2020, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on January 3, 2022 and bears interest at 2.96% per annum.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-1, which requires minimum net capital of $250,000. At December 31, 2020, the Company's net capital was approximately $7,381,000, which was approximately $7,131,000 in excess of its minimum net capital requirement of $250,000.

4. Income taxes

As of December 31, 2020, the Company had U.S. federal net operating loss ("NOL") carryforwards of approximately $12,836,000 which are available to reduce future taxable income. The federal NOL carryforwards of approximately $6,705,000 will expire through 2037. The federal NOL of approximately $6,131,000 can be carried forward indefinitely but limited to offset 80% of taxable income.

The Company's income and expenses for the New York State and New York City income tax returns are included within the filings of the Parent's combined tax return. The Parent allocates consolidated amounts of current and deferred tax expense to the Company with respect to these tax filings.

Deferred tax assets, net:		
Depreciation	$	(12,000)
NOL	$	2,696,000
Vacation	$	10,000
Bonus accrual	$	11,000
Valuation Allowance		2,705,000
	$	(2,705,000)
	$	-

5. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

DECEMBER 31, 2020

5. Concentrations of credit risk (continued)

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institutions with which it conducts business is unable to fulfill contractual obligations on its behalf.

6. Related party transactions

The Parent and Company has a cost plus agreement where the Company is compensated 110% of its operating expenses. The Company has a receivable from its Parent related to this agreement of approximately $51,000 as of December 31, 2020.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. The Company has an amount due to affiliates of approximately $224,000 at December 31, 2020, representing both allocated and other expenses paid by the Branch principally for December 2020.

7. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $28,000 per employee, to the Plan.

8. Other uncertainties

The outbreak of the coronavirus ("COVID-19") continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. COVID-19 could have a material impact on the Company's financial statements. The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially adversely affected are impacted for an extended period, the Company's results may be materially adversely affected.